3000 Leadenhall Road

Mt. Laurel, NJ 08054

September 21, 2012

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mark Webb, Esq.

Re:          PHH Corporation
Form 10-K for the year ended December 31, 2011
File No. 001-07797

Dear Mr. Webb:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated July 26, 2012 (the “Comment Letter”), in respect of PHH Corporation’s, a Maryland corporation (“we”, “our” or “us”) Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on February 28, 2012.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter.  For your convenience, the comments have been reproduced below, together with our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Signatures, page 152

Comment No. 1

The report must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D.(2)(a) of Form 10-K. Please tell us who is signing in the capacity of controller or principal accounting officer.

Response:

Our former Interim Executive Vice President and Chief Financial Officer, Mr. David J. Coles, signed our Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), in his capacity as our principal financial officer and principal accounting officer as of the date the Form 10-K was filed.  We will revise our future filings to specifically indicate the officer that is signing in the capacity of our principal accounting officer, as well as the officers signing in the capacity of principal executive officer and principal financial officer.

Item 11. Executive Compensation

Compensation Discussion and Analysis

2011 Executive Compensation Program Design

Variable Annual Cash Compensation Programs, page 35

Comment No. 2

Future filings should provide additional analysis of the effect of individual performance MBOs on cash compensation. We note that your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We note the Staff’s comment and we will revise our future filings accordingly.

Long-Term Incentive Awards, page 37

Comment No. 3

In future filings, your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2011. For example, we note minimal discussion and analysis of how the Committee determined specific long term incentive awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. In the future, please provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

We note the Staff’s comment and we will revise our future filings accordingly.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•      we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.  We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have.  Please contact Bill Brown at 856-917-0903 should you have any questions concerning this letter or require further information.

Very truly yours,

Robert B. Crowl
Executive Vice President and Chief Financial Officer

cc:	William F. Brown, Esq.
J. Christopher Clifton, Esq.